Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: February 8, 2021

MATTERPORT AND GORES HOLDINGS VI

SQUAWK BOX INTERVIEW TRANSCRIPT

Andrew Ross Sorkin: Welcome back to Squawk Box. The Silicon Valley startup, Matterport, going public through a SPAC this morning. The software company that makes 3D virtual tours and physical spaces combining with Gores Holdings VI. Total enterprise value is more than 2 million dollars, expected to close in the second quarter and backers of a nearly $300 million investment PIPE include Tiger Global and Fidelity. Another day another SPAC, and joining us now first on CNBC is Matterport CEO, RJ Pittman, and Mark Stone, senior managing director of the Gores Group, he’s the CEO of Gores Holding VI and has now led all seven of the Gores SPACs. Good morning to both of you. RJ, congratulations on this deal. Help us understand the SPAC phenomenon if you will, because I know you were thinking of going public in 2021, that was on your roadmap, and I think we’re all trying to understand this new phenomenon.

RJ Pittman: Sure, I mean the options for companies like Matterport, you know they’re varied, and the SPAC crowd was one, but the way that we approached this was not about looking at a transaction type, but who was the right partner. So we entered the process, we were considering all options: traditional public offering, even staying private as well as the SPAC, and through that process we met the Gores Group, and they were an interesting partner that had an unusual amount of experience in the SPAC space as well as having deep technology and investing experience as well. And as we dipped further into that process, we found that we had a terrific partner that could really create a force multiplier for us in bringing Matterport public and accelerating our strategy of creating one of the most exciting platform technologies of the decade.

Andrew Ross Sorkin: RJ, explain this though and then I’ll talk to Mark about it. Sometimes I’ve asked the question I just asked you, and I get feedback from people who say “you know, if someone was going public you typically wouldn’t ask them why they decided to use Goldman Sachs as their underwriter.” Do you think it’s similar, or no?

RJ Pittman: No, listen, you know certainly in my experience, I’ve been doing this long enough, what’s most important is quality. You look for quality in the partnerships no matter who you choose, if you’re really doing this in the right way. And I think that’s something that’s been deeply rooted with Matterport, our investors , our board members, really our partners and customers along the way. It’s built around that fabric, and you know, I can genuinely say that in this case, there’s no question—the SPAC vehicle provides some very efficient, advantageous options to it. And you can move very quickly through that listing process, through that fundraising process, you have a fantastic lineup of PIPE investors that are on the ready. And if you partner with the right company, you really can create something I think that is extraordinary, differentiated, but really, it’s unique for your company. It’s not necessarily right for every business, but in our case we were thoughtful about it, and we feel really great about this.

Andrew Ross Sorkin: Mark, you’ve now done seven of these, and I think the public somewhat understands them, somewhat doesn’t understand them. When we look back at this vintage of SPACs, a lot of people look at the number, the pure volume of them and say, “look, a couple years from now we’re going to look back, and there may be some successes but anything—any time there’s too much energy around something, there is a bit of a mania, and there’s going to be losses along the way as well if not more so.” What do you think?

Mark Stone: Look, we keep our heads down and stay focused on finding—bringing great companies public, right? What we look for is pretty common across all of them. We look for high quality companies that are bringing differentiated and market leading solutions to the market very much like Matterport. Have untapped and significant growth potential in front of them and outstanding management to deliver on that potential. I think if we stick to the recipe, we’re going to continue the success we’ve had over the course of the last six years.

Andrew Ross Sorkin: One of the questions people have asked is a lot about alignment—alignment of the various investor groups and also disclosure rules relating to IPOs versus SPACs. Mark, I wanted to get your sense on a couple of things. We’ve obviously been asking some of these questions in large part because last week there was the news around Clover, a very high-profile SPAC with Chamath Palihapitiya, then you had a short seller come out and say there were certain things that did not get disclosed through the SPAC. So I’m curious, do you think the idea of forward-looking projections in the context of a SPAC, which can’t be done in IPOs, should those kinds of things be aligned? The fiduciary duty rules that would typically be established in the context of an IPO, which don’t necessarily exist in a SPAC. So my understanding, Mark, and you can speak to this differently, the sponsor actually doesn’t have a fiduciary duty to the de-SPAC’d investor group, for example, and there are no fairness opinions. I’ve never been a big fan of fairness opinions to begin with because I think they’re theater. But to some degree, there’s no independent outside somebody saying this actually is a fair deal for everybody.

Mark Stone: It’s an interesting point. I will tell you, we have closed five business combinations, and I believe we’re one of the only SPAC sponsors out there whose boards require an independent third-party fairness opinion before approving any transaction. We’ve done it in every single deal, and we’ll do it in every single deal going forward. Look, I don’t think there’s any better way to show your belief and conviction and to gain alignment of interest than to put your money where your mouth is, right? We’ve delivered 3.6 billion of new equity across the five transactions that we’ve closed. Of that 3.6, we personally have committed to over 400 million of that. And that’s not other people’s money, not fund money, that is money coming from the checkbooks of the principles associated with the Gores sponsor.

Andrew Ross Sorkin: RJ, Mark, we wish you a lot of luck with this. We hope to follow your progress. RJ, it’s been great—we had you on a long time ago when you were first getting cracking. It’s great to see you succeeding, and we wish you luck with this transaction of course as well. And again, hope to talk to you soon.

Mark Stone: Congratulations, RJ.

RJ Pittman: Thanks.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores Holdings VI intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Gores Holdings VI, an information statement of Matterport, Inc. (“Matterport”) and a prospectus of Gores Holdings VI. The proxy statement/information statement/prospectus will be sent to all Gores Holdings VI and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Gores Holding VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holding VI may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holding VI and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, Inc., including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VI’s final proxy statement/information statement/prospectus contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

Disclaimer

This transcript relates to a proposed business combination between Gores and Matterport. This transcript does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.